For Immediate Release
October 27, 2010
SAP Reports 20% Growth in Software and Software-Related Service
Revenues for the Third Quarter
13% Growth in Non-IFRS Software and Software-Related Service Revenues
at Constant Currencies
Company Reaffirms Full-Year 2010 Outlook
     WALLDORF — October 27, 2010 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter ended September 30, 2010.
FINANCIAL HIGHLIGHTS — Third Quarter 2010

	Third Quarter 20101)
	IFRS			Non-IFRS2)
							% change
						%	const.
€ million, unless otherwise stated	Q3 2010	Q3 2009	% change	Q3 2010	Q3 2009	change	curr.3)
Software revenue	656	525	25%	656	525	25%	15%
Software and software-related service revenue	2,316	1,937	20%	2,352	1,937	21%	13%
Total revenue	3,003	2,508	20%	3,039	2,508	21%	13%
Total operating expenses	-2,287	-1,889	21%	-2,157	-1,821	18%	11%
- thereof restructuring	2	-10	<-100%	-1	-11	-91%
Operating profit	716	619	16%	883	687	29%	16%
Operating margin (%)	23.8	24.7	-0.9pp	29.1	27.4	1.7pp	0.8pp
Profit after tax	501	447	12%	605	499	21%
Basic earnings per share (€)	0.42	0.38	11%	0.51	0.42	21%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities.

3)	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-IFRS constant currency numbers with the Non-IFRS number of the previous year’s respective period.
Third quarter and year to date 2010 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase for the period since the acquisition (July 26, 2010). The comparative prior year numbers do not include any Sybase revenues, profits or cash flows.

2     SAP REPORTS THIRD QUARTER 2010 RESULTS

Revenues — Third Quarter 2010
▪	IFRS software and software-related service revenues were €2.32 billion (2009: €1.94 billion), an increase of 20%. Non-IFRS software and software-related service revenues were €2.35 billion (2009: €1.94 billion), an increase of 21% (13% at constant currencies).

▪	Excluding the contribution from Sybase, SAP’s business contributed 15 percentage points to the growth of our IFRS and Non-IFRS software and software related service revenues (7 percentage points at constant currencies).

▪	IFRS software revenues were €656 million (2009: €525 million), an increase of 25% (15% at constant currencies).

▪	IFRS total revenues were €3.00 billion (2009: €2.51 billion), an increase of 20%. Non-IFRS total revenues were €3.04 billion (2009: €2.51 billion), an increase of 21% (13% at constant currencies)
Third quarter 2010 Non-IFRS revenue figures exclude a deferred support revenue write-down from acquisitions of €36 million.
Income — Third Quarter 2010
▪	IFRS operating profit was €716 million (2009: €619 million), an increase of 16%. Non-IFRS operating profit was €883 million (2009: €687 million), an increase of 29% (16% at constant currencies). In the third quarter of 2009, the IFRS and Non-IFRS operating profit was impacted by restructuring charges of €10 million and €11 million, respectively, resulting from a reduction of positions. In contrast, restructuring charges were not material in the third quarter of 2010.

▪	IFRS operating margin was 23.8% (2009: 24.7%), a decrease of 0.9 percentage points. Non-IFRS operating margin was 29.1% (2009: 27.4%), or 28.2% at constant currencies, an increase of 1.7 percentage points (0.8 percentage points at constant currencies). In contrast to the respective quarter in 2009, the third quarter of 2010 was not materially impacted by restructuring expenses which had, in the third quarter of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 0.4 percentage points.

▪	IFRS profit after tax was €501 million (2009: €447 million), an increase of 12%. Non-IFRS profit after tax was €605 million (2009: €499 million), an increase of 21%. IFRS basic earnings per share were €0.42 (2009: €0.38), an increase of 11%. Non-IFRS basic earnings per share were €0.51 (2009: €0.42), an increase of 21%. The impact, net of tax, of the restructuring expenses incurred in the third quarter 2009 on the third quarter 2009

SAP REPORTS THIRD QUARTER 2010 RESULTS     3

IFRS and Non-IFRS basic earnings per share was not material. The IFRS effective tax rate in the third quarter of 2010 was 27.3% (2009: 20.5%).
Third quarter 2010 Non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €36 million plus acquisition-related charges and discontinued activities totaling €131 million (2009: €68 million). Third quarter 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €24 million plus acquisition-related charges and discontinued activities totaling €80 million net of tax (2009: €52 million). The excluded amounts from discontinued activities result from an increase from $100 million to $160 million in the provision related to our discontinued TomorrowNow activities.
“We are pleased to report double-digit growth in software and software related service revenue and the contribution of Sybase,” said Werner Brandt, CFO of SAP AG. “All of the regions reported growth in the third quarter, with particular strength in the U.S. and the emerging markets of Asia, Europe and Latin America. We saw a good mix of revenues among small, midsized and large enterprises, and we had an increase in deal volume. On the product side, Business Analytics remains a top priority among our customers and continues to be a principal growth driver.”
“We were already delivering our solutions on premise and on demand. With the acquisition of Sybase, we now have the most complete and heterogeneous mobile platform in the industry and with it the added ability to deliver our solutions on device as well,” said Bill McDermott, Co-CEO of SAP. “As customers continue to reengage, seeking opportunities to grow their businesses and differentiate themselves from their competitors, we are able to help them be best run businesses with our unique strategy to deliver a full suite of enterprise software and next generation business intelligence on any device at any time.”
“The experience we have gained with our more than 100,000 customers over many years tells us that they want choice, openness and innovation from their technology partners,” said Jim Hagemann Snabe, Co-CEO of SAP. “The opposite seems to be happening as more technology companies want to lock in their customers to a single vendor on one proprietary technology stack. This has made our business even more important to our customers because at SAP we provide choice, innovation, co-innovation, a completely open platform and the resources of a vast ecosystem of partners, with whom we continue to forge even stronger relationships. Our in-memory High-Performance Analytic Appliance called SAP HANA is a prime example of cutting edge technology delivered through co-innovation with partners.”

4     SAP REPORTS THIRD QUARTER 2010 RESULTS

FINANCIAL HIGHLIGHTS — Nine Months 2010

	Nine Months 20101)
	IFRS			Non-IFRS2)
							% change
						%	const.
€ million, unless otherwise stated	9M 2010	9M 2009	% change	9M 2010	9M 2009	change	curr.3)
Software revenue	1,757	1,487	18%	1,757	1,487	18%	9%
Software and software-related service revenue	6,521	5,632	16%	6,557	5,643	16%	10%
Total revenue	8,406	7,482	12%	8,442	7,493	13%	7%
Total operating expenses	-6,359	-5,915	8%	-6,108	-5,700	7%	3%
- thereof restructuring	1	-193	<-100%	-2	-188	-99%
Operating profit	2,047	1,567	31%	2,334	1,792	30%	19%
Operating margin (%)	24.4	20.9	3.5pp	27.6	23.9	3.7pp	2.7pp
Profit after tax	1,379	1,069	29%	1,591	1,239	28%
Basic earnings per share (€)	1.16	0.90	29%	1.34	1.04	29%

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities.

3)	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-IFRS constant currency numbers with the Non-IFRS number of the previous year’s respective period.
Third quarter and year to date 2010 revenue, profit and cash flow figures include the revenue, profits and cash flows from Sybase for the period since the acquisition (July 26, 2010). The comparative prior year numbers do not include any Sybase revenues, profits or cash flows.
Revenues — Nine Months 2010
▪	IFRS software and software-related service revenues were €6.52 billion (2009: €5.63 billion), an increase of 16%. Non-IFRS software and software-related service revenues were €6.56 billion (2009: €5.64 billion), an increase of 16% (10% at constant currencies).

▪	Excluding the contribution from Sybase, SAP’s business contributed 14 percentage points to the growth of our IFRS and Non-IFRS software and software related service revenues (8 percentage points at constant currencies).

▪	IFRS software revenues were €1.76 billion (2009: €1.49 billion), an increase of 18% (9% at constant currencies).

▪	IFRS total revenues were €8.41 billion (2009: €7.48 billion), an increase of 12%. Non-IFRS total revenues were €8.44 billion (2009: €7.49 billion), an increase of 13% (7% at constant currencies).
Nine months 2010 Non-IFRS revenue figures exclude a deferred support revenue write-down from acquisitions of €36 million (2009: €11 million).

SAP REPORTS THIRD QUARTER 2010 RESULTS     5

Income — Nine Months 2010
▪	IFRS operating profit was €2.05 billion (2009: €1.57 billion), an increase of 31%. Non-IFRS operating profit was €2.33 billion (2009: €1.79 billion), an increase of 30% (19% at constant currencies). In the first nine months of 2009, the IFRS and Non-IFRS operating profit was impacted by restructuring charges of €193 million and €188 million, respectively, resulting from a reduction of positions. In contrast, restructuring charges were not material in the 2010 nine month period.

▪	IFRS operating margin was 24.4% (2009: 20.9%), an increase of 3.5 percentage points. Non-IFRS operating margin was 27.6% (2009: 23.9%), or 26.6% at constant currencies, an increase of 3.7 percentage points (2.7 percentage points at constant currencies). In contrast to the respective first nine months of 2009, the first nine months of 2010 were not materially impacted by restructuring expenses which had, in the first nine months of 2009, negatively impacted the IFRS and Non-IFRS operating margin by 2.6 percentage points and 2.5 percentage points, respectively. However, severance expenses of €45 million (2009: €11 million) and unused lease space expenses of €8 million (2009: €5 million) negatively impacted the IFRS and Non-IFRS operating margin by 0.6 percentage points (2009: 0.2 percentage points).

▪	IFRS profit after tax was €1.38 billion (2009: €1.07 billion), an increase of 29%. Non-IFRS profit after tax was €1.59 billion (2009: €1.24 billion), an increase of 28%. IFRS basic earnings per share were €1.16 (2009: €0.90), an increase of 29%. Non-IFRS basic earnings per share were €1.34 (2009: €1.04), an increase of 29%. The impact, net of tax, of the severance and unused lease space expenses incurred in the first nine months of 2010 on the first nine months 2010 IFRS and Non-IFRS basic earnings per share was €0.03 (2009: €0.01). The impact, net of tax, of the restructuring expenses incurred in the first nine months of 2009 on the first nine months 2009 IFRS and Non-IFRS basic earnings per share was €0.11. The IFRS effective tax rate in the first nine months 2010 was 26.9% (2009: 26.0%).
First nine months 2010 Non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €36 million (2009: €11 million) plus acquisition-related charges and discontinued activities totaling €251 million (2009: €215 million). First nine months 2010 Non-IFRS profit after tax and Non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €24 million (2009: €7 million) plus acquisition-related charges and discontinued activities totaling €188 million net of tax (2009: €163 million). The excluded amounts from discontinued activities result from an increase from $100 million to $160 million in the provision related to our discontinued TomorrowNow activities.

6     SAP REPORTS THIRD QUARTER 2010 RESULTS

Cash Flow — Nine Months 2010
Operating cash flow for the nine months 2010 exceeded €2 billion (2009: €2.36 billion). The year-over-year decrease in operating cash flow was mainly the result of a significant increase in payments in 2009 that were delayed from the end of 2008 resulting from the onset of the financial crisis. In 2010, however, the timing of the cash inflows from customers returned to normal.
Free cash flow was €1.86 billion (2009: €2.19 billion), a decrease of 15%. Free cash flow was 22% of total revenues (2009: 29%). At September 30, 2010, SAP had a total group liquidity of €2.83 billion (December 31, 2009: €2.28 billion), which includes cash and cash equivalents and short term investments. Net liquidity at September 30, 2010 was -€1.64 billion, which included €4.47 billion of debt, of which €2.20 billion resulted from the proceeds of two successful bond transactions. These debt offerings were very well-received in the market.
Business Outlook
SAP is providing the following outlook for the full-year 2010, which is unchanged from the previous outlook.
▪	The Company expects full-year 2010 Non-IFRS software and software-related service revenue to increase in a range of 9% — 11% at constant currencies (2009: €8.2 billion). SAP’s business, excluding the contribution from Sybase, is expected to contribute 6 — 8 percentage points to this growth.

▪	The Company expects the full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% (2009: 27.4%) at constant currencies.

▪	The Company projects an effective tax rate of 27.5% — 28.5% (based on IFRS) for 2010 (2009: 28.1%).
Major Customer Wins
In the third quarter of 2010, SAP closed major contracts in key regions.
EMEA: SAP - ESKOM Holdings Limited, TNK-BP, Nedbank Group Limited, Standard Bank of South Africa Limited and Mercuria Energy Group Holding, Iberdrola and City of Johannesburg. Sybase - BNP Paribas, Commerzbank, Cogetech and Ericsson

SAP REPORTS THIRD QUARTER 2010 RESULTS     7

Americas: SAP — Fifth Third Processing Solutions, Intermec Technologies Corporation, Applied Industrial Technologies, Fossil, Marisol S.A., Indumotora Automotriz S.A., Hasbro, Inc. and American Express. Sybase - Banco Popular Dominicano, Rite Aid, GlobeOp Financial and Symphony Technology
Asia Pacific/Japan: SAP — Jiangsu Electric Power Corp., China Central Television, Chemical Company of Malaysia Berhad, Pacific Pipe Co., Ltd., Punjab State Power Corporation Ltd., Sharp Corporation and Eros International Media. Sybase - New Zealand Customs and NTT Data Group
SAP Business ByDesign — Anthesis, Frankfurter Fondsbank, Hangzhou Permanent Magnet Group, KunShan Taidah Chemical and RJT Compuquest.
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (UK) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
SAP First Nine Months 2010 Interim Report
The First Nine Months 2010 Interim Report will be published on October 29, 2010, and will be available for download at http://www.sap.com/investor
About SAP
SAP is the world’s leading provider of enterprise application software, offering solutions that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 105,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. in the United States and in other countries. Sybase and Adaptive Server Enterprise, iAnywhere, Sybase 365, SQL Anywhere and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

8     SAP REPORTS THIRD QUARTER 2010 RESULTS

For more information, press only:
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For more information, financial community only:
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Follow SAP Investor Relations on Twitter at @sapinvestor.
Appendix — Financial Information to Follow

FINANCIAL INFORMATION
FOR THE THIRD QUARTER AND NINE MONTHS 2010
— Condensed, Preliminary and Unaudited —

Page

Financial Statements (IFRS)
Income Statements — Quarter	F1
Statements of Comprehensive Income — Quarter	F2
Income Statements — Nine Months	F3
Statements of Comprehensive Income — Nine Months	F4
Statements of Financial Position	F5
Statements of Changes in Equity	F6
Statements of Cash Flows	F7

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F8 to F9
Revenue by Region	F10 to F11
Share-Based Compensation	F12
Free Cash Flow	F12
Days Sales Outstanding(DSO)	F12
Number of Employees	F12
Multi-Quarter Summary	F13
Explanations of Non-IFRS Measures	F14 to F16

Financial Statements (IFRS)
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the three months ended September 30

€ millions, unless otherwise stated	2010	2009	Change in %
Software revenue	656	525	25
Support revenue	1,559	1,333	17
Subscription and other software-related service revenue	101	79	28
Software and software-related service revenue	2,316	1,937	20
Consulting revenue	565	484	17
Other service revenue	122	87	40
Professional services and other service revenue	687	571	20
Total revenue	3,003	2,508	20

Cost of software and software-related services	-514	-414	24
Cost of professional services and other services	-530	-436	22
Research and development	-453	-382	19
Sales and marketing	-642	-515	25
General and administration	-157	-133	18
Restructuring	2	-10	<-100
Other operating income / expense, net	7	1	>100
Total operating expenses	-2,287	-1,889	21

Operating profit	716	619	16

Other non-operating income/expense, net	-13	-39	-67
Finance income	16	9	78
Finance costs	-35	-26	35
Other financial gains / losses, net	5	-1	<-100
Financial income, net	-14	-18	-22
Profit before tax	689	562	23
Income tax expense	-188	-115	63
Profit after tax	501	447	12
— Profit attributable to non-controlling interests	1	0	N/ A
— Profit attributable to owners of parent	500	447	12

Basic earnings per share, in €	0.42	0.38	12
Diluted earnings per share, in €	0.42	0.38	12

*	For the three months ended September 30, 2010 and 2009 the weighted average number of shares were 1,188 million (Diluted: 1,188 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the third quarter ended September 30

€ millions	2010	2009
Profit after tax	501	447
Gains (losses) on exchange differences on translation, before tax	-270	18
Reclassification adjustments on exchange differences on translation, before tax	11	0
Exchange differences on translation	-259	18
Gains (losses) on remeasuring available-for-sale financial assets, before tax	6	1
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	6	1
Gains (losses) on cash flow hedges, before tax	6	-11
Reclassification adjustments on cash flow hedges, before tax	31	22
Cash flow hedges	37	11
Actuarial gains (losses) on defined benefit plans, before tax	7	3
Other comprehensive income before tax	-209	33
Income tax relating to components of other comprehensive income	-13	-5
Other comprehensive income after tax	-222	28
Total comprehensive income	279	475
— attributable to non-controlling interests	1	0
— attributable to owners of parent	278	475

F2

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the nine months ended September 30

€ millions, unless otherwise stated	2010	2009	Change in %
Software revenue	1,757	1,487	18
Support revenue	4,479	3,922	14
Subscription and other software-related service revenue	285	223	28
Software and software-related service revenue	6,521	5,632	16
Consulting revenue	1,572	1,554	1
Other service revenue	313	296	6
Professional services and other service revenue	1,885	1,850	2
Total revenue	8,406	7,482	12

Cost of software and software-related services	-1,328	-1,200	11
Cost of professional services and other services	-1,478	-1,423	4
Research and development	-1,242	-1,120	11
Sales and marketing	-1,858	-1,590	17
General and administration	-461	-395	17
Restructuring	1	-193	<-100
Other operating income/expense, net	7	6	17
Total operating expenses	-6,359	-5,915	8

Operating profit	2,047	1,567	31

Other non-operating income/expense, net	-136	-62	>100
Finance income	38	27	41
Finance costs	-67	-79	-15
Other financial gains/losses, net	4	-8	<-100
Financial income, net	-25	-60	-58
Profit before tax	1,886	1,445	31
Income tax expense	-507	-376	35
Profit after tax	1,379	1,069	29
— Profit attributable to non-controlling interests	2	1	100
— Profit attributable to owners of parent	1,377	1,068	29

Basic earnings per share, in €	1.16	0.90	29
Diluted earnings per share, in €	1.16	0.90	29

*	For the nine months ended September 30, 2010 and 2009 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).
F3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the nine months ended September 30

€ millions	2010	2009
Profit after tax	1,379	1,069
Gains (losses) on exchange differences on translation, before tax	2	53
Reclassification adjustments on exchange differences on translation, before tax	-6	0
Exchange differences on translation	-4	53
Gains (losses) on remeasuring available-for-sale financial assets, before tax	5	2
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	5	2
Gains (losses) on cash flow hedges, before tax	-66	-33
Reclassification adjustments on cash flow hedges, before tax	47	65
Cash flow hedges	-19	32
Actuarial gains (losses) on defined benefit plans, before tax	-3	5
Other comprehensive income before tax	-21	92
Income tax relating to components of other comprehensive income	9	-11
Other comprehensive income after tax	-12	81
Total comprehensive income	1,367	1,150
— attributable to non-controlling interests	2	1
— attributable to owners of parent	1,365	1,149
F4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at September 30, 2010 and December 31, 2009

€ millions	2010	2009	Change in %
Assets
Cash and cash equivalents	2,828	1,884	50
Other financial assets	258	486	-47
Trade and other receivables	2,382	2,546	-6
Other non-financial assets	223	147	52
Tax assets	311	192	62
Total current assets	6,002	5,255	14
Goodwill	8,285	4,994	66
Intangible assets	2,400	894	>100
Property, plant, and equipment	1,415	1,371	3
Other financial assets	374	284	32
Trade and other receivables	68	52	31
Other non-financial assets	31	35	-11
Tax assets	120	91	32
Deferred tax assets	391	398	-2
Total non-current assets	13,084	8,119	61

Total assets	19,086	13,374	43

€ millions	2010	2009	Change in %
Equity and liabilities
Trade and other payables	766	638	20
Tax liabilities	136	125	9
Financial liabilities	238	146	63
Other non-financial liabilities	1,187	1,577	-25
Provisions	389	332	17
Deferred income	1,334	598	>100
Total current liabilities	4,050	3,416	19
Trade and other payables	54	35	54
Tax liabilities	359	239	50
Financial liabilities	4,422	729	>100
Other non-financial liabilities	21	12	75
Provisions	270	198	36
Deferred tax liabilities	605	190	>100
Deferred income	94	64	47
Total non-current liabilities	5,825	1,467	>100
Total liabilities	9,875	4,883	>100
Issued capital	1,227	1,226	0
Treasury shares	-1,391	-1,320	5
Share premium	333	317	5
Retained earnings	9,356	8,571	9
Other components of equity	-331	-317	4
Equity attributable to owners of parent	9,194	8,477	8
Non-controlling interests	17	14	21
Total equity	9,211	8,491	8

Equity and liabilities	19,086	13,374	43
F5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
For the nine months ended September 30

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2009	1,226	320	7,423	-395	-1	-42	-1,362	7,169	2	7,171
Profit after tax			1,068					1,068	1	1,069
Other comprehensive income			3	53	1	25		82		82
Share-based compensation		-4						-4		-4
Dividends			-594					-594		-594
Treasury shares transactions		-5					36	31		31
Convertible bonds and stock options exercised		5						5		5
Other			1					1	10	11
September 30, 2009	1,226	316	7,901	-342		-17	-1,326	7,758	13	7,771

January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			1,377					1,377	2	1,379
Other comprehensive income			2	-4	4	-14		-12		-12
Share-based compensation								0		0
Dividends			-594					-594		-594
Treasury shares transactions		-4					-157	-161		-161
Convertible bonds and stock options exercised	1	20					86	107		107
Other								0	1	1
September 30, 2010	1,227	333	9,356	-323	17	-25	-1,391	9,194	17	9,211

F6

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at September 30

€ millions	2010	2009
Profit after tax	1,379	1,069
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	370	375
Gains/losses on disposals of non-current assets	2	4
Gains/losses on disposals of financial assets	-7	0
Impairment loss on financial assets recognized in profit	0	8
Decrease/increase in sales and bad debt allowances on trade receivables	-9	91
Other adjustments for non-cash items	33	7
Deferred income taxes	13	-84
Decrease/increase in trade receivables	515	967
Decrease/increase in other assets	-350	16
Decrease/increase in trade payables, provisions and other liabilities	-437	-612
Decrease/increase in deferred income	553	521
Net cash flows from operating activities	2,062	2,362
Business combinations, net of cash and cash equivalents acquired	-4,184	-65
Purchase of intangible assets and property, plant, and equipment	-200	-169
Proceeds from sales of intangible assets or property, plant, and equipment	23	19
Purchase of equity or debt instruments of other entities	-687	-576
Proceeds from sales of equity or debt instruments of other entities	1,248	324
Net cash flows from investing activities	-3,800	-467
Dividends paid	-594	-594
Purchase of treasury shares	-220	0
Proceeds from reissuance of treasury shares	109	20
Proceeds from issuing shares (share-based compensation)	26	4
Proceeds from borrowings	5,019	697
Repayments of borrowings	-1,721	-902
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	2,609	-771
Effect of foreign exchange rates on cash and cash equivalents	73	10
Net decrease/increase in cash and cash equivalents	944	1,134
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	2,828	2,414
F7

SUPPLEMENTARY FINANCIAL INFORMATION
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Preliminary and unaudited)
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	656	0	656	-52	604	525	0	525	25	25	15
Support revenue	1,559	36	1,595	-109	1,486	1,333	0	1,333	17	20	11
Subscription and other software-related service revenue	101	0	101	-6	95	79	0	79	28	28	20
Software and software-related service revenue	2,316	36	2,352	-167	2,185	1,937	0	1,937	20	21	13
- thereof SAP excluding Sybase	2,228	0	2,228	-158	2,070	1,937	0	1,937	15	15	7
Consulting revenue	565	0	565	-40	525	484	0	484	17	17	8
Other service revenue	122	0	122	-8	114	87	0	87	40	40	31
Professional services and other service revenue	687	0	687	-48	639	571	0	571	20	20	12
Total revenue	3,003	36	3,039	-215	2,824	2,508	0	2,508	20	21	13

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-514	100	-414			-414	48	-366	24	13
Cost of professional services and other services	-530	3	-527			-436	1	-435	22	21
Research and development	-453	1	-452			-382	1	-381	19	19
Sales and marketing	-642	24	-618			-515	18	-497	25	24
General and administration	-157	5	-152			-133	2	-131	18	16
Restructuring	2	-3	-1			-10	-1	-11	<-100	-91
Other operating income/ expense, net	7	0	7			1	-1	0	>100	N/A
Total operating expenses	-2,287	131	-2,157	130	-2,027	-1,889	68	-1,821	21	18	11

Non-IFRS Profit Numbers
Operating profit	716	167	883	-86	797	619	68	687	16	29	16
Other non-operating income/ expense, net	-13	-8	-21			-39	0	-39	-67	-46
Finance income	16	0	16			9	0	9	78	78
Finance costs	-35	0	-35			-26	0	-26	35	35
Other financial gains/ losses, net	5	0	5			-1	0	-1	<-100	<-100
Financial income, net	-14	0	-14			-18	0	-18	-22	-22
Profit before tax	689	159	848			562	68	630	23	35
Income tax expense	-188	-55	-243			-115	-16	-131	63	85
Profit after tax	501	104	605			447	52	499	12	21
Profit attributable to non-controlling interests	1	0	1			0	0	0	N/A	N/A
Profit attributable to owners of parent	500	104	604			447	52	499	12	21
Non-IFRS Key Ratios
Operating margin in %	23.8		29.1		28.2	24.7		27.4	-0.9pp	1.7pp	0.8pp

Effective tax rate in %	27.3		28.7			20.5		20.8	6.8pp	7.9pp
Basic earnings per share, in €	0.42		0.51			0.38		0.42	11	21

F8

	Nine months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,757	0	1,757	-133	1,624	1,487	0	1,487	18	18	9
Support revenue	4,479	36	4,515	-207	4,308	3,922	11	3,933	14	15	10
Subscription and other software-related service revenue	285	0	285	-8	277	223	0	223	28	28	24
Software and software-related service revenue	6,521	36	6,557	-349	6,208	5,632	11	5,643	16	16	10
- thereof SAP excluding Sybase	6,433	0	6,433	-340	6,093	5,632	11	5,643	14	14	8
Consulting revenue	1,572	0	1,572	-81	1,491	1,554	0	1,554	1	1	-4
Other service revenue	313	0	313	-15	298	296	0	296	6	6	1
Professional services and other service revenue	1,885	0	1,885	-96	1,789	1,850	0	1,850	2	2	-3
Total revenue	8,406	36	8,442	-444	7,998	7,482	11	7,493	12	13	7

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-1,328	181	-1,147			-1,200	147	-1,053	11	9
Cost of professional services and other services	-1,478	5	-1,473			-1,423	3	-1,420	4	4
Research and development	-1,242	4	-1,238			-1,120	3	-1,117	11	11
Sales and marketing	-1,858	51	-1,807			-1,590	55	-1,535	17	18
General and administration	-461	14	-447			-395	2	-393	17	14
Restructuring	1	-3	-2			-193	5	-188	<-100	-99
Other operating income/ expense, net	7	0	7			6	0	6	17	17
Total operating expenses	-6,359	251	-6,108	239	-5,869	-5,915	215	-5,700	8	7	3

Non-IFRS Profit Numbers
Operating profit	2,047	288	2,334	-205	2,129	1,567	226	1,792	31	30	19
Other non-operating income/ expense, net	-136	9	-127			-62	0	-62	>100	>100
Finance income	38	0	38			27	0	27	41	41
Finance costs	-67	0	-67			-79	0	-79	-15	-15
Other financial gains/ losses, net	4	0	4			-8	0	-8	<-100	<-100
Financial income, net	-25	0	-25			-60	0	-60	-58	-58
Profit before tax	1,886	297	2,183			1,445	226	1,671	31	31
Income tax expense	-507	-85	-592			-376	-56	-432	35	37
Profit after tax	1,379	212	1,591			1,069	170	1,239	29	28
Profit attributable to non-controlling interests	2	0	2			1	0	1	100	100
Profit attributable to owners of parent	1,377	212	1,589			1,068	170	1,238	29	28

Non-IFRS Key Ratios
Operating margin in %	24.4		27.6		26.6	20.9		23.9	3.5pp	3.7pp	2.7pp

Effective tax rate in %	26.9		27.1			26.0		25.9	0.9pp	1.2pp
Basic earnings per share, in €	1.16		1.34			0.90		1.04	29	29

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F9

REVENUE BY REGION
(Preliminary and unaudited)
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	287	0	287	-11	276	254	0	254	13	13	9
Americas	253	0	253	-24	229	180	0	180	41	41	27
Asia Pacific Japan	116	0	116	-17	99	91	0	91	27	27	9
Software revenue	656	0	656	-52	604	525	0	525	25	25	15
Software and software-related service revenue by region
Germany	369	0	369	0	369	342	0	342	8	8	8
Rest of EMEA	788	10	798	-34	764	695	0	695	13	15	10
Total EMEA	1,158	10	1,167	-34	1,133	1,037	0	1,037	12	13	9
United States	606	21	627	-60	567	476	0	476	27	32	19
Rest of Americas	200	2	203	-18	185	167	0	167	20	22	11
Total Americas	806	24	830	-79	751	643	0	643	25	29	17
Japan	107	1	108	-19	89	89	0	89	20	21	0
Rest of Asia Pacific Japan	246	1	247	-36	211	168	0	168	46	47	26
Total Asia Pacific Japan	352	3	355	-55	300	257	0	257	37	38	17
Software and software-related service revenue	2,316	36	2,352	-167	2,185	1,937	0	1,937	20	21	13
Total revenue by region
Germany	521	0	521	0	521	481	0	481	8	8	8
Rest of EMEA	975	10	985	-42	943	858	0	858	14	15	10
Total EMEA	1,496	10	1,506	-42	1,464	1,339	0	1,339	12	12	9
United States	810	21	831	-81	750	628	0	628	29	32	19
Rest of Americas	268	2	271	-26	245	222	0	222	21	22	10
Total Americas	1,078	24	1,101	-106	995	850	0	850	27	30	17
Japan	125	1	127	-22	105	102	0	102	23	25	3
Rest of Asia Pacific Japan	304	1	305	-45	260	216	0	216	41	41	20
Total Asia Pacific Japan	429	3	432	-67	365	319	0	319	34	35	14
Total revenue	3,003	36	3,039	-215	2,824	2,508	0	2,508	20	21	13

F10

	Nine months ended September 30
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	747	0	747	-26	721	726	0	726	3	3	-1
Americas	694	0	694	-65	629	496	0	496	40	40	27
Asia Pacific Japan	317	0	317	-43	274	265	0	265	20	20	3
Software revenue	1,757	0	1,757	-133	1,624	1,487	0	1,487	18	18	9
Software and software-related service revenue by region
Germany	1,040	0	1,040	0	1,040	948	0	948	10	10	10
Rest of EMEA	2,197	10	2,207	-79	2,128	2,002	4	2,006	10	10	6
Total EMEA	3,237	10	3,246	-78	3,168	2,950	4	2,954	10	10	7
United States	1,693	21	1,714	-83	1,631	1,417	6	1,423	19	20	15
Rest of Americas	599	2	601	-63	538	479	0	479	25	25	12
Total Americas	2,292	24	2,315	-147	2,168	1,896	6	1,902	21	22	14
Japan	315	1	316	-32	284	292	0	292	8	8	-3
Rest of Asia Pacific Japan	678	1	679	-91	588	494	0	494	37	37	19
Total Asia Pacific Japan	993	3	996	-124	872	786	1	787	26	27	11
Software and software-related service revenue	6,521	36	6,557	-349	6,208	5,632	11	5,643	16	16	10
Total revenue by region
Germany	1,470	0	1,470	0	1,470	1,376	0	1,376	7	7	7
Rest of EMEA	2,718	10	2,728	-98	2,630	2,531	4	2,535	7	8	4
Total EMEA	4,189	10	4,199	-99	4,100	3,907	4	3,911	7	7	5
United States	2,231	21	2,253	-108	2,145	1,941	6	1,947	15	16	10
Rest of Americas	790	2	793	-88	705	647	0	647	22	23	9
Total Americas	3,021	24	3,045	-195	2,850	2,588	6	2,594	17	17	10
Japan	361	1	362	-37	325	348	0	348	4	4	-7
Rest of Asia Pacific Japan	835	1	836	-113	723	639	0	639	31	31	13
Total Asia Pacific Japan	1,196	3	1,198	-150	1,048	987	1	988	21	21	6
Total revenue	8,406	36	8,442	-444	7,998	7,482	11	7,493	12	13	7

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F11

SHARE-BASED COMPENSATION
(Preliminary and unaudited)

	Nine months ended September 30
€ millions	2010	2009	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	4	5	-20
Cost of professional services and other services	9	10	-10
Research and development	19	20	-5
Sales and marketing	10	15	-33
General and administration	7	10	-30
Total share-based compensation	49	60	-18

Note: The share-based compensation expenses do not differ between SAP’s IFRS and non-IFRS measures.
Differences may exist due to rounding.
FREE CASH FLOW
(Preliminary and unaudited)

	Nine months ended September 30
€ millions	2010	2009	Change in %
Net cash flows from operating activities	2,062	2,362	-13
Additions to non-current assets excluding additions from acquisitions	-200	-169	18
Free cash flow	1,862	2,193	-15
Differences may exist due to rounding.
DAYS SALES OUTSTANDING (DSO)
(Unaudited)

	as at September 30, 2010 and December 31, 2009
	2010	2009	Change in days
Days sales outstanding (DSO) in days*	70	79	-9

*	Day Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
NUMBER OF EMPLOYEES (in Full-Time Equivalents)

			September 30, 2010				September 30, 2009
			Asia				Asia
			Pacific				Pacific
	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,729	1,743	2,234	7,706	3,211	1,252	1,862	6,325
Professional services and other services	6,772	3,904	2,348	13,024	6,704	3,509	2,277	12,490
Research and development	8,511	3,156	4,108	15,775	8,554	2,525	3,809	14,888
Sales and marketing	4,547	4,148	2,163	10,858	4,222	3,560	1,763	9,545
General and administration	2,037	997	527	3,561	1,965	736	415	3,116
Infrastructure	1,134	594	269	1,997	873	395	178	1,446
SAP Group (September 30)	26,730	14,542	11,649	52,921	25,529	11,977	10,304	47,810

SAP Group (First nine months)	25,668	12,723	10,640	49,031	26,199	12,528	10,734	49,461

F12

MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary and unaudited)

€ millions, unless otherwise stated	Q3/ 2010	Q2/ 2010	Q1/ 2010	Q4/ 2009	Q3/ 2009	Q2/ 2009	Q1/ 2009
Software revenue (IFRS)	656	637	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (non-IFRS)	656	637	464	1,120	525	543	418
Support revenue (IFRS)	1,559	1,526	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	36	0	0	0	0	0	11
Support revenue (non-IFRS)	1,595	1,526	1,394	1,364	1,333	1,337	1,263
Subscription and other software-related service revenue (IFRS)	101	95	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-IFRS)	101	95	89	82	79	73	71
Software and software-related service revenue (IFRS)	2,316	2,258	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	36	0	0	0	0	0	11
Software and software-related service revenue (non-IFRS)	2,352	2,258	1,947	2,566	1,937	1,953	1,752
Total revenue (IFRS)	3,003	2,894	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	36	0	0	0	0	0	11
Total revenue (non-IFRS)	3,039	2,894	2,509	3,190	2,508	2,576	2,408
Operating profit (IFRS)	716	774	557	1,022	619	641	307
Revenue adjustment*	36	0	0	0	0	0	11
Expense adjustment*	131	66	54	113	68	69	78
Operating profit (non-IFRS)	883	840	612	1,134	687	710	396
Operating margin (IFRS)	23.8	26.7	22.2	32.0	24.7	24.9	12.8
Operating margin (non-IFRS)	29.1	29.0	24.4	35.5	27.4	27.6	16.4
Effective tax rate (IFRS)	27.3	27.4	25.7	31.1	20.5	28.5	31.7
Effective tax rate (non-IFRS)	28.7	26.8	25.3	30.5	21.0	28.1	30.1
Basic earnings per share, in € (IFRS)	0.42	0.41	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (non-IFRS)	0.51	0.46	0.37	0.64	0.42	0.40	0.22
Headcount**	52,921	48,021	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	in full-time equivalents at quarter end
Differences may exist due to rounding.

F13

EXPLANATIONS OF NON-IFRS MEASURES
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating income, non-IFRS operating margin, non-IFRS net income, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating income measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS. Our non-IFRS financial measures included in this document are reconciled to the nearest IFRS measure in the tables on the pages F8 to F13 above.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions – in addition to financial data prepared in accordance with IFRS – to attain a more transparent understanding of our past performance and our future results. At the beginning of 2010 the non-IFRS measures as defined below replaced the Non GAAP measures which we used until the termination of our U.S. GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
▪	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

▪	The variable remuneration components of our board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

▪	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating income numbers rather than IFRS numbers with costs such as share-based compensation and restructuring only being considered on coporate level.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.

▪	Both, company-internal target setting and guidance provided to the capital markets are based on non-IFRS revenues and non-IFRS income measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
▪	The non-IFRS measures provide investors with insight into management’s decision-making since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

▪	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS revenue:
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.
Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense:
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
▪	Acquisition related charges
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

▪	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

▪	Acquisition-related third-party expenses
▪	Discontinued Activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
Non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share:
Operating income, operating margin, net income and earnings per share in this document identified as non-IFRS operating income, non-IFRS operating

F14

margin, non-IFRS net income and non-IFRS earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating income, non-IFRS operating margin, non-IFRS net income and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustements outlined above and exclude the expense adjustements when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
▪	While our non-IFRS income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

▪	The acquisition-related charges that we eliminate in deriving our non-IFRS income numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS income numbers is a recurring expense that will impact our financial performance in future years.

▪	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating income and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under our U.S. GAAP which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
FREE CASH FLOW
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.

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CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating income on the one hand and changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, income, or other measures of financial performance prepared in accordance with IFRS.

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